EXHIBIT 99.2

James Hardie Industries NV ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

8 January 2007

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Atrium 8th Floor Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands Telephone: 31-20-301 2980 Fax: 31-20-404 2544

Dear Sir
Dutch Withholding Tax
Please see attached a covering letter sent to James Hardie shareholders with today’s dividend payment advice.
Yours faithfully

Benjamin P Butterfield
Company Secretary

8 January 2007

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited.

Atrium 8th Floor Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands

Telephone: 31-20-301 2980 Fax: 31-20-404 2544
Dear James Hardie securities holder,
As a result of recent changes to legislation in the Netherlands, the Dutch national dividend withholding tax rate has been reduced from 25 percent to 15 percent effective 1 January 2007. Accordingly, the dividend payment described in the attached dividend statement is, in principle, subject to 15 percent Dutch dividend withholding tax.
This 15 percent rate applies with respect to all dividend payments to securities holders resident in Australia, irrespective of whether they hold the securities in their own right, or as a custodian, nominee or trustee.
Australian resident securities holders will no longer need to complete either the Form A or the IB-92 Universeel form to be entitled to the 15% withholding tax rate.
Securities holders who are resident outside Australia may be entitled to an even lower Dutch dividend withholding tax rate by virtue of a tax treaty between their country of residence and the Netherlands. If such a lower rate is applicable, these securities holders will have to comply with the respective rules and regulations on an individual basis in order to get the reduction from the Dutch dividend withholding tax rate to the rate provided for in the tax treaty.
Please note that this information is provided as a guide only. It is not intended as advice, and should not be relied on as such. If you are in any doubt about your tax position, or whether you can claim a refund of Dutch tax you should consult your own tax adviser.
Yours sincerely,

Benjamin Butterfield
Company Secretary